Consent of Independent Accountants

The Board of Directors
Commercial Net Lease Realty, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-53796) on Form S-3 and (No. 333-64794) on Form S-8 of Commercial Net Lease Realty, Inc. of our reports dated January 16, 2004, except as to the eighth paragraph of Note 4 to the consolidated financial statements, which is as of February 2, 2004, relating to the consolidated balance sheets of Commercial Net Lease Realty, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedules, which reports appear in the December 31, 2003 annual report on Form 10-K of Commercial Net Lease Realty, Inc.

Orlando, Florida
March 10, 2004